SRKP 2, INC.

May 4, 2006

Via Edgar and Facsimile

Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn: John Reynolds

Re:   SRKP 2, Inc.
      Registration Statement on Form SB-2
      File Number: 333-124164
      Withdrawal of Request for Acceleration of Effectiveness
      -------------------------------------------------------

Ladies and Gentlemen:

With respect to letter dated May 3, 2006 (the "Letter") sent to Securities and Exchange Commission ("SEC") by SRKP 2, Inc., a Delaware corporation (the "Company"), the Company hereby requests that the SEC withdrawal the Company's request for acceleration of effectiveness as contained in the Letter. Please note that the Company is not requesting that the Registration Statement be withdrawn, but is requesting that the Letter's request for acceleration be withdrawn.

Should you have any questions or require any additional information with respect to this filing, please contact Thomas J. Poletti, Esq. or Anh Q. Tran, Esq. at
(310) 552-5000 or by facsimile at (310) 552-5001.

Thank you for your assistance and cooperation.

Yours very truly,

SRKP 2, Inc.


/s/ Richard A. Rappaport

Richard A. Rappaport
President

cc:   Thomas J. Poletti, Esq.